Neuberger Berman Management LLC 605 Third Avenue New York, NY 10158-3698 Tel 212.476.9000

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Neuberger Berman Management LLC
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NEUBERGER BERMAN REAL ESTATE SECURITIES INCOME FUND INC.
ANNOUNCES INTENTION TO CONDUCT TENDER OFFER FOR
AUCTION MARKET PREFERRED SHARES

NEW YORK, NY, February 3, 2011 — Neuberger Berman Real Estate Securities Income Fund Inc. (NYSEAmex: NRO) (the “Fund”) announced that it intends to conduct a tender offer for up to 100% of its outstanding auction market preferred shares (“AMPS”) at a price equal to 98% of the per share liquidation preference of $25,000 plus any accumulated and unpaid dividends. The Fund intends to announce the timing of the tender offer as soon as practicable.  Additional terms and conditions of the tender offer will be set forth in the Fund’s offering materials.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell stock of the Fund.  The Fund has not yet commenced the tender offer described in this release.  Any tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents that will be filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO and will be available free of charge at the SEC’s website at www.sec.gov.  AMPS holders should read the offer to purchase and tender offer statement on Schedule TO and related exhibits when those documents are filed and become available as they will contain important information about the tender offer.  The Fund will also make available, without charge, the offer to purchase and the letter of transmittal.

About Neuberger Berman

Neuberger Berman Group LLC is one of the world’s leading private, independent, employee-controlled asset management companies. As of December 31, 2010, assets under management were approximately $190 billion. Established in 1939, Neuberger Berman is a leader in a broad range of global investment solutions – equity, fixed income, and alternatives – to institutions and individuals through customized separately managed accounts, mutual funds and alternative investment products. For more information please visit our website at www.nb.com.

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Statements made in this release that look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund’s performance, a general downturn in the economy, competition from other closed-end investment companies, changes in government policy or regulation, inability of the Fund’s investment manager to attract or retain key employees, inability of the Fund to implement its investment strategy, inability of the Fund to manage rapid expansion and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.